Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

V5633W109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109	13G	Page 1 of 7

1	Names of Reporting Persons Travogue Electronic Travel LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,536,547
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,536,547
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,536,547
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person PN

CUSIP No. V5633W109	13G	Page 2 of 7

1	Names of Reporting Persons Deep Kalra
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,400,196
	6	Shared Voting Power 2,536,547
	7	Sole Dispositive Power 1,400,196
	8	Shared Dispositive Power 2,536,547
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,743
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person IN

CUSIP No. V5633W109	13G	Page 3 of 7

ITEM 1. (a)	Name of Issuer:

MakeMyTrip Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Travogue Electronic Travel LLP (“Travogue”)

Deep Kalra

(b)	Address or Principal Business Office:

The address of Travogue is 4/22, Ground Floor, Shanti Niketan, Delhi-110021, India. The address of Mr. Deep Kalra is J-6/11A, DLF Phase 2, Gurugram, 122002, India.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the Republic of India.

(d)	Title of Class of Securities:

Ordinary Shares, $0.0005 par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

V5633W109

ITEM 3.

Not applicable.

CUSIP No. V5633W109	13G	Page 4 of 7

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2019, based on 63,454,449 Ordinary Shares outstanding as of December 31, 2019.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Travogue Electronic Travel LLP (1)	2,536,547	4.0%	0	2,536,547	0	2,536,547
Deep Kalra (2)	3,936,743	6.1%	1,400,196	2,536,547	1,400,196	2,536,547

(1)

Travogue is the record holder of 2,536,547 Ordinary Shares. Change in holding of Travogue since previous year’s reporting is on account of sale in open market on behalf of one of its partners, other than Mr. Deep Kalra.

(2)

3,936,743 Ordinary Shares shown above as beneficially owned by Mr. Deep Kalra includes 2,536,547 Ordinary Shares held by Travogue. Mr. Deep Kalra held a majority of the partnership interests in Travogue as of December 31, 2019 and, accordingly, may be deemed to share beneficial ownership of the 2,536,547 Ordinary Shares held of record by Travogue. Mr. Kalra also beneficially owns 1,400,196 Ordinary Shares in his individual capacity, which comprises of (i) 527,050 Ordinary Shares held by him in his own name (ii) 515,634 Ordinary Shares underlying Restricted Stock Units that are vested as of December 31, 2019 (iii) 352,034 Ordinary Shares underlying Restricted Stock Units that will vest within 60 days of December 31, 2019 and (iv) 5,478 Ordinary Shares held by Mr. Kalra’s spouse.

(3)

Issuer has 63,454,449 Ordinary Shares outstanding as on December 31, 2019 and all the numbers shown hereinbefore as percent of class are based on the said Ordinary Shares only. In addition to the said Ordinary Shares, the Issuer has also 39,667,911 Class B convertible ordinary shares, outstanding on December 31, 2019, which has not been considered for the calculation of percent in class in this form.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. V5633W109	13G	Page 5 of 7

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. V5633W109	13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 31, 2020

Travogue Electronic Travel LLP

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Designated Partner

Deep Kalra

By:	/s/ Deep Kalra
Name:	Deep Kalra

CUSIP No. V5633W109	13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2011).